July 14, 2014

Mr. David L. Orlic

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Asia Green Agriculture Corporation (“AGAC”) Schedule 13E-3 filed by Asia Green Food Enterprise Limited, AGF Industrial Limited, Mr. Youdai Zhan et al.
Filed June 25, 2014
File No. 005-84824

Dear Mr. Orlic,

            We thank the Staff for its comment letter of July 3, 2014 relating to the Schedule 13E3 filed on June 25, 2014. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 1 to the above referenced Schedule 13E3 ( “Amendment No. 1”).

             For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.

General

1.	Please make the disclosures required by Items 1004(e) and 1014(e) of Regulation M-A.

The requested disclosures have been added under the section entitled Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger, Reasons on page 13 of Amendment No. 1.

Regarding the disclosures required under 1014(e) of Regulation M-A, we note to the Staff that a  disclosure was made in the Schedule 13E3 under the section entitled Factors Considered in Determining Fairness, No Opportunity for AGAC’s Board of Directors or the Unaffiliated Stockholders to Vote on the Merger, on page 20 of Amendment No., 1, which discloses that because the merger is being effected pursuant to a short-form merger under Chapter 92A.180 of the Nevada Revised Statutes (“NRS”), it does not require approval by AGAC’s board of directors or AGAC’s stockholders other than the Filing Persons.

Background of the Transaction, page 7

2.	Please describe how and why the transaction consideration increased.

The requested disclosure has been added under the section entitled Background of the Transaction on page 9 of Amendment No. 1.

Effect of the Merger

General, page 14

3.

Please disclose, preferably in tabular format, the effect of the Rule 13e-3 transaction on each filing person’s interest in the net book value and net earnings of AGAC in terms of both dollar amounts and percentages.

The requested disclosure has been presented in tabular format under the section entitled Effect of the Merger on page 14 of Amendment No. 1 to include a presentation of the effect of the Rule 13e-3 transaction on each Filing Person’s interest in the net book value and net earnings of AGAC in terms of both dollar amounts and percentages.

Factors Considered In Determining Fairness, page 18

4.

Please provide fairness disclosure from all filing parties, not merely Mr. Zhan. Please also advise how you determined that AGAC does not need to make a fairness determination under Item 1014 of Regulation M-A.

The requested amendments have been made, under the section entitled Factors Considered in Determining Fairness, on pages 18 to 21 of Amendment No. 1, to reflect a fairness disclosure from all of the filing parties, and not merely Mr. Zhan.

We note that Item 1014 of Regulation M-A requires disclosure of “whether the subject company or affiliate filing the statement reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.” We have disclosed on Page 18, that Mr. Zhan, an affiliate filing the Schedule 13e-3, believes that the transaction is fair to unaffiliated security holders.

The Filing Persons have determined that AGAC does not need to make a fairness determination under Item 1014 of Regulation M-A because the Schedule 13E-3 and Amendment No. 1 are being filed in connection with the proposed short-form merger between Asia Green Agriculture Corporation, or “AGAC”, and AGF Industrial Limited, or “New AGAC”, pursuant to Chapter 92A.180 of the Nevada Revised Statutes or “NRS”. Under the NRS, no action is required by the board of directors of AGAC or the stockholders of AGAC (other than New AGAC) for the merger to become effective. Parent and New AGAC do not intend, nor are they required under the NRS, to enter into a merger agreement with AGAC or to seek the approval of the board of directors of AGAC for the merger. Accordingly, we determined that AGAC does not need to make a fairness determination.

5.

Clarify your disclosure to explain how the third and fifth bullet points on page 18 are consistent with each other, or otherwise revise your disclosure. Please also revise your disclosure to explain how the fifth, sixth and seventh bullet points are indicative of fairness.

The requested amendments have been made to the third, fifth, sixth and seventh bullet points, under the section entitled Factors Considered in Determining Fairness, on pages 18-19 of Amendment No. 1 to clarify the bases on which we believe that the points are consistent with one another and indicative of the fairness of the transaction.

Preparer and Summary of the Report, Opinion or Appraisal, page 21

6.	We note disclosure that the financial analysis should not be construed as a fairness or valuation opinion. Please advise how you came to this determination.

As disclosed under the section entitled Background of the Transaction, starting on page 7, after the combined percentage of shares held by Mr. Zhan and the unaffiliated stockholders who voluntarily requested a rollover exceeded 90%, the need for a Special Committee process and a fairness opinion no longer existed. Therefore, Duff & Phelps was instead engaged by Parent to provide a financial analysis in connection with its decision to proceed with the short-form merger. The financial analysis was not prepared for purposes of determining fairness or satisfying any obligations under the applicable state law. This is because under Nevada law, which follows Delaware principles, there is no entire fairness standard for a short-form merger. Please refer to our response to comment #7 below for further explanations.

7.

We note disclosure that the financial analysis was not intended to, and did not, confer any rights or remedies upon any other person. We note similar language in the financial analysis itself, as well as a statement that the financial analysis should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Please remove these statements. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the financial analysis including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Under Nevada law, which follows Delaware principles, Parent will be able to acquire AGAC through a short-form merger after it has acquired over 90% of AGAC’s shares through rollovers. The decision to effect a short-form merger will be made solely by the board of directors of Parent. AGAC’s directors and stockholders will not have a right to vote on the transaction and no entire fairness standard will apply. Accordingly, absent fraud, appraisal is the only remedy available to minority stockholders who object to a short-form merger. In light of the foregoing, AGAC decided to terminate the Special Committee process after the short-form merger became feasible and permitted Duff & Phelps to be engaged by Parent. Duff & Phelps prepared the financial analysis to aid in the decision making process of the board of directors of Parent without a view towards fairness determination. Duff & Phelps does not owe any duty to AGAC or its stockholders as it was not engaged by AGAC. Therefore, we believe that the disclaimers contained in the current filing are appropriate in the context of the short-form merger contemplated here.

Selected Public Companies Analysis, page 25

8.

Please advise why Asia Green numbers are not provided for comparison with the measures appearing in the first row on page 26. Please also disclose the implied valuation resulting from this analysis and how that was derived from the data presented.

Duff & Phelps calculated the multiples appearing in the first table on page 26 of Amendment No. 1 for AGAC based on the range of implied value per share of AGAC common stock derived from the discounted cash flow analysis.  The comparison of those results with the corresponding measures for the selected companies is presented in the third table under the section entitled Selected Public Companies Analysis on page 26 of Amendment No. 1.   As stated in the paragraph immediately preceding the third table, Duff & Phelps did not apply selected multiples based on the selected public companies analysis to separately derive a range of implied value per share of AGAC common stock. For purposes of this analysis, Duff & Phelps only reviewed the relevant multiples of AGAC and the corresponding multiples of the selected companies.

Selected Transactions Analysis, page 27

9.	Please summarize the results of this analysis even though the financial advisor did not consider them meaningful.

We have revised the disclosure under the section entitled Selected Transactions Analysis on page 27 of Amendment No. 1 to include the information reviewed by Duff & Phelps relating to the selected transactions. However, Duff & Phelps did not separately derive a range of implied value per share of AGAC common stock as part of this analysis.

Fees and Expenses, page 27

10.	Please disclose the fees paid to Duff & Phelps in connection with its prior engagement, or clarify that these fees are included in the $350,000 payment.

We have revised the disclosure under the section entitled Fees and Expenses on page 27 of Amendment No. 1 to clarify that the amount paid to Duff & Phelps in connection with its prior engagement will be credited towards the $350,000 in fees payable by Parent.

Management Projections, page 29

11.	Please disclose all projections prepared by or on behalf of the company that are materially related to the transaction.

The Company’s management has confirmed that, other than the projection already disclosed on page 29 of Amendment No. 1, there were no other projections prepared by the Company that are materially related to the transaction.

Trading Market and Price, page 30

12.	Please disclose the high and low sales prices for the common stock, rather than the high and low bid prices, and include up-to-date information in the chart. See Item 1002(c) of Regulation M-A.

We have revised the table under the section entitled Trading Market and Price on page 31 of Amendment No. 1 to include data for the first and second quarter of 2014. We note that the stock prices listed are sales prices rather than bid prices and we have amended the disclosure in the first sentence under the section entitled Trading Market Price to replace “bid prices” with “sales prices”.

Source of Funds, page 42

13.	Please state, if true, that the total amount of funds will be provided by Mr. Zhan from his cash on hand.

The revised disclosure has been made under the section entitled Source of Funds on page 42 of Amendment No. 1.

Summary Financial Information, page 44

14.	Please disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A.

The revised disclosure has been added under the section entitled Summary Financial Information on the second table on page 44 of Amendment No. 1.

15.	The first full paragraph on page 19, please disclose the actual net book value.

The requested disclosure has been added under the section entitled Factors Considered in Determining Fairness in the first full paragraph on page 19 of Amendment No. 1.

16.

We note your disclosure that the financial analyses are reflective of AGAC’s going concern value. To the extent that the filing persons based their fairness determination on the analysis undertaken by others, the filing persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise your disclosure accordingly.

The requested disclosure has been added under the section entitled Factors Considered in Determining Fairness on page 19 of Amendment No. 1.

Schedule I

17.	Please include the percentage of common stock that is beneficially owned by each filing person. See Item 1008(a) of Regulation M-A.

The revised disclosure has been made on Schedule I of Amendment No. 1.

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 1. The Filing Persons each hereby acknowledge that:

the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASIA GREEN FOOD ENTERPRISE LIMITED

By:	/s/ Zhan Youdai

Name:	Zhan Youdai

Title:	Director

AGF INDUSTRIAL LIMITED

By:	/s/ Zhan Youdai

Name:	Zhan Youdai

Title:	Director

ZHAN YOUDAI

/s/ Zhan Youdai

CID GREATER CHINA VENTURE CAPITAL FUND III, L.P

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

CAI JIANXUAN

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

AMPLE GOLD INTERNATIONAL LTD.

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

LI HOI YEUNG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HUANG SHUNMIAN

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

WONG KA WA

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

JADE LANE GROUP LIMITED

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HFG INVESTMENTS, LTD.

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

VALUE PARTNERS HEDGE MASTER FUND LIMITED

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HALTER FINANCIAL INVESTMENTS, L.P.

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

YING WONG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

XU YIHONG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HEPING WANG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

ARTHUR INVESTMENTS ADVISORY CO. LTD.

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

YUANJIA XU

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

WENSI ZHANG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

DAIWU CHEN

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HUI DENG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HONG HU

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

HONG ZHANG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

ZHANG YIZI

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

XIANG ZHOU

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

XI LIANG

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

JAMES H. GROH

By:	By: /s/ Alex Chin

Name:	Name:Alex Chin

Title:	Attorney-in-fact

HERITAGE MANAGEMENT CONSULTANTS

By:	/s/ Alex Chin

Name:	Alex Chin

Title:	Attorney-in-fact

cc:
Via E-mail
James A. Mercer III, Esq.
Sheppard, Mullin, Richter & Hampton LLP

Joseph W.K. Chan, Esq.
Sidley Austin LLP